Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings before fixed charges:
Add:
Income from continuing operations	$10,409	$26,366	$78,756	$88,376	$135,611
Fixed charges - per below	44,109	50,470	48,760	57,689	65,346
Less:
Capitalized interest	(851)	(1,328)	(2,550)	(4,563)	(5,606)

Earnings before fixed charges	53,667	75,508	124,966	141,502	195,351

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	43,108	48,992	46,060	52,976	59,590
Capitalized interest	851	1,328	2,550	4,563	5,606
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	44,109	50,470	48,760	57,689	65,346

Income allocated to preferred shareholders	6,008	6,008	6,008	5,045	—
Total combined fixed charges and preferred distributions	50,117	56,478	54,768	62,734	65,346

Ratio of earnings to fixed charges	1.07	1.34	2.28	2.26	2.99

*  Includes amounts reported in discontinued operations